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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 58)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 58 (this "Amendment No. 58") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 58 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015 (the "Original Offer and Circular"), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015 (each, a "Notice of Extension and Variation"), the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015 (each, a "Notice of Change"), the Notice of Variation, dated September 4, 2015 (a "Notice of Variation"), the Notice of Extension, dated September 18, 2015 (a "Notice of Extension"), the Notice of Extension and Variation, dated October 9, 2015 (also a "Notice of Extension and Variation"), the Notice of Extension, dated November 2, 2015 (also a "Notice of Extension"), the Notice of Variation, dated November 4, 2015 (also a "Notice of Variation"), the Notice of Extension and Change, dated November 20, 2015 (the "Notice of Extension and Change"), and the Notice of Variation and Change, dated December 17, 2015 (the "Notice of Variation and Change" and, collectively with the Original Offer and Circular, the Notices of Extension and Variation, the Notices of Change, the Notice of Variation, the Notice of Extension and the Notice of Extension and Change, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii), (a)(1)(xxiv), (a)(1)(xxv), (a)(1)(xxxii), (a)(1)(xl), (a)(1)(xliii), (a)(1)(xlviii), (a)(1)(lv), (a)(1)(lxii), (a)(1)(lxviii), (a)(1)(lxx), (a)(1)(lxxvii), (a)(1)(lxxxvii) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 58 does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction.

1.     Extension of the Offer

        By notice to the Depositary given on December 7, 2015, as amended on December 9, 2015, the Offeror has extended the time for deposits of GTU Units from 5:00 p.m. (Toronto time) on December 7, 2015 to 5:00 p.m. (Toronto time) on January 15, 2016. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer and Circular (found on page 77 thereof) is hereby deleted and replaced by the following:

    " "Expiry Date" means January 15, 2016, or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "Extension, Variation or Change of the Offer".".

        In addition, all references to: (a) "5:00 p.m. (Toronto time) on December 7, 2015" in the Original Offer and Circular are amended to refer to "5:00 p.m. (Toronto time) on January 15, 2016"; (b) "December 4, 2015" in the Original Offer and Circular are amended to refer to "January 14, 2016"; and (c) "December 3, 2015" in the Original Offer and Circular are amended to refer to "January 13, 2016".

2.     Variation of Certain Conditions of the Offer

        By notice to the Depositary given on December 17, 2015, the Offeror has varied the Offer by:

  •
  varying the condition set forth in paragraph (a) of Section 4 of the Original Offer, "Conditions of the Offer" (found on page 26 of the Original Offer and Circular). Paragraph (a) of Section 4 of the Original Offer, "Conditions of the Offer" is hereby deleted and replaced by the following:

      "(a) other than where the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) have been validly passed at the Requisitioned Meeting and constitute binding resolutions with respect to GTU, the number of GTU Units held by Depositing GTU Unitholders, together with the number of GTU Units held as of the Expiry Time by or on behalf of the Offeror, if any, represent at least 66 2/3% of the then issued and outstanding GTU Units;"; and

  •
  varying the condition set forth in paragraph (b) of Section 4 of the Original Offer, "Conditions of the Offer" (found on page 27 of the Original Offer and Circular). Paragraph (b) of Section 4 of the Original Offer, "Conditions of the Offer" is hereby deleted and replaced by the following:

      "(b) either (i) the Special Resolutions Power of Attorney shall have been validly granted on terms set out in the Letter of Transmittal in respect of at least 66 2/3% of the then issued and outstanding GTU Units and the Special Resolutions shall have been validly passed and constitute binding resolutions with respect to GTU, or (ii) the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) shall have been validly passed at the Requisitioned Meeting and constitute binding resolutions with respect to GTU;".

        As a result of these variations, Exchange Offer Electing GTU Unitholders will participate in the Offer in the same manner as contemplated in the Original Offer where the Special Resolutions (other than resolution (v) in respect of the removal and replacement of the GTU Trustees) are passed at the Requisitioned Meeting rather than by way of a written GTU Unitholder resolution.

3.     Amendments Related to the Variation of Certain Conditions of the Offer

        The Offeror has amended the Offer and Circular by amending certain sections of the Original Offer and Circular in connection with the variation of paragraphs (a) and (b) of Section 4 of the Original Offer, "Conditions of the Offer", each as follows:

  •
  The following definition is added immediately before the definition of "SAM Gold Bid GP" on page 80 of the Original Offer and Circular:

      " "Requisitioned Meeting" means the special meeting of GTU Unitholders to consider the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) currently scheduled for January 15, 2016."

  •
  The first sentence of the ninth paragraph on the cover of the Original Offer and Circular (found on page ii of the Original Offer and Circular) is hereby deleted and replaced with the following:

      "The Offer is conditional on, among other things, other than where the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) have been validly passed at the Requisitioned Meeting and constitute binding resolutions with respect to GTU, the number of GTU Units held by Depositing GTU Unitholders, together with the number of GTU Units held as of the Expiry Time by or on behalf of the Offeror, if any, represent at least 66 2/3% of the then issued and outstanding GTU Units.".

  •
  The first paragraph under the heading "What are some of the significant conditions to the Offer?" on page 5 of the Original Offer and Circular and the first paragraph under the heading "Conditions of the Offer" on page 17 of the Original Offer and Circular are hereby deleted and replaced with the following:

      "Subject to applicable Law, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any GTU Units deposited under the Offer, and/or to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any GTU Units deposited under the Offer, and/or to amend the Offer, unless all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at or before the Expiry Time. These conditions include, among others: (i) other than where the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) have been validly passed at the Requisitioned Meeting and constitute binding resolutions with respect to GTU, the number of GTU Units held by Depositing GTU Unitholders, together with the number of GTU Units held as of the Expiry Time by or on behalf of the Offeror, if any, represent at least 66 2/3% of the then issued and outstanding GTU Units; (ii) all governmental or regulatory approvals (including those of any stock exchange or other securities regulatory authorities) that are necessary to complete the Offer and the Merger Transaction, including the listing on the TSX and NYSE Arca of the PHYS Units issuable pursuant to the Offer and the Merger Transaction, having been obtained or concluded on terms and conditions reasonably satisfactory to the Offeror; (iii) either (A) the Special Resolutions Power of Attorney shall have been validly granted on terms set out in the Letter of Transmittal in respect of at least 66 2/3% of the then issued and outstanding GTU Units and the Special Resolutions shall have been validly passed and constitute binding resolutions with respect to GTU, or (B) the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) shall have been validly passed at the Requisitioned Meeting and constitute binding resolutions with respect to GTU; (iv) GTU and Sprott Physical Gold Trust not being prohibited by applicable Law, or their respective constating documents, from completing the Merger Transaction; and (v) the absence of any Material Adverse Change in relation to GTU. See Section 4 of the Offer, "Conditions of the Offer", for a complete list of the conditions to the Offer.".

  •
  The following is added immediately following the first paragraph under the heading "What happens if I do not deposit my GTU Units in the Offer but holders of more than 66 2/3% of GTU Units do?" on page 7 of the Original Offer and Circular, the seventh paragraph under the heading "The Offer and Merger Transaction — Special Resolutions to Permit the Merger Transaction" on page 11 of the Original Offer and Circular, the first paragraph under the heading "Withdrawal of Deposited GTU Units" on page 18 of the Original Offer and Circular, the first paragraph in Section 12 of the Offer, "GTU Units Not Deposited Under The Offer", on page 35 of the Original Offer and Circular, the third paragraph in Section 15 of the Circular, "Merger Transaction", on page 54 of the Original Offer and Circular and the second paragraph under the heading "Special Resolutions" in Section 15 of the Circular, "Merger Transaction", on page 57 of the Original Offer and Circular:

      "As an alternative to the foregoing, the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) may be approved at a special meeting of GTU Unitholders called for that purpose, being the Requisitioned Meeting, as further described in Section 5 of the Circular, "Purpose of the Offer and the Offeror's Plans for GTU — November 4th Notice of Variation and Related Power of Attorney". In such an event, Non-Depositing GTU Unitholders will receive PHYS Units under the Merger as if they had deposited and made a Merger Election. See Section 12 of the Offer, "GTU Units Not Deposited Under the Offer".".

  •
  The second paragraph under the heading "Manner of Acceptance — Special Resolutions in connection with the Merger Transaction" on page 16 of the Original Offer and Circular, the third paragraph under the heading "Power of Attorney" in Section 3 of the Offer, "Manner of Acceptance", on page 25 of the Original Offer and Circular and the first paragraph under the heading "Right to Withdraw GTU Units in Respect of Which a Merger Election Has Been Made" in Section 15 of the Circular, "Merger Transaction", on page 55 of the Original Offer and Circular are hereby deleted and replaced by the following:

      "Unless the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) are approved at a special meeting of GTU Unitholders called for that purpose, being the Requisitioned Meeting, as further described in Section 5 of the Circular, "Purpose of the Offer and the Offeror's Plans for GTU — November 4th Notice of Variation and Related Power of Attorney", the Offeror intends to use the Special Resolutions Power of Attorney at 4:58 p.m. (Toronto time) on the Expiry Date in order to pass the Special Resolutions.".

  •
  The first paragraph under the heading "Non-Depositing GTU Unitholders" in Section 15 of the Circular, "Merger Transaction", on page 55 of the Original Offer and Circular is hereby deleted and replaced by the following:

      "If the Special Resolutions are approved by Depositing GTU Unitholders utilizing the Special Resolutions Power of Attorney or the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) are approved at a special meeting of GTU Unitholders called for that purpose, being the Requisitioned Meeting, as further described in Section 5 of the Circular, "Purpose of the Offer and the Offeror's Plans for GTU — November 4th Notice of Variation and Related Power of Attorney", and if the Merger is completed, Non-Depositing GTU Unitholders will receive PHYS Units under the Merger as if they had made a Merger Election.".

  •
  The definition of "Merger Transaction" in the "Glossary" section of the Original Offer and Circular (found on pages 78 and 79 thereof) is hereby deleted and replaced by the following:

      ""Merger Transaction" means, collectively, the following transactions:

      (i)
      the deposit of GTU Units in the Offer and the provision of the Special Resolutions Power of Attorney and the withdrawal of such GTU Units from the Offer, effective at 4:59 p.m. (Toronto time) on the Expiry Date; and

      (ii)
      following the approval of either (A) the Special Resolutions by the Depositing GTU Unitholders, through the Special Resolutions Power of Attorney, representing 66 2/3% or more of the issued and outstanding GTU Units or (B) the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) at the Requisitioned Meeting, the execution and delivery of the Merger Agreement and the consummation of the Merger and the transactions contemplated in the Merger Agreement, pursuant to which, among other things, PHYS Units would be distributed to the then GTU Unitholders upon the redemption of all of the outstanding GTU Units.".

4.     Additional Amendments to the Original Offer and Circular

        Section 7 of the Original Offer and Circular, "Summary of Sprott Physical Gold Trust's Historical and Pro Forma Financial Information" (found on pages 46 and 47 thereof) is hereby deleted and replaced with the following:

      "GTU Unitholders should refer to Schedule "A" to this Offer and Circular for Sprott Physical Gold Trust's unaudited pro forma financial statements as at and for the nine months ended September 30, 2015 and for the year ended December 31, 2014, giving effect to the proposed acquisition of substantially all of the assets and liabilities of GTU (other than the Administration Agreement) in the manner set forth therein. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data. The data contained in the pro forma financial statements represents only a simulation of the potential impact of Sprott Physical Gold Trust's acquisition of substantially all of the assets and liabilities of GTU (other than the Administration Agreement). GTU Unitholders are cautioned to not place undue reliance on such pro forma financial statements.

      The table set out below includes a summary of Sprott Physical Gold Trust's historical financial information as at and for the years ended December 31, 2014 and 2013 and the nine months ended September 30, 2015, prepared in accordance with IFRS.

      The unaudited pro forma financial statements for Sprott Physical Gold Trust have been derived from: (i) the audited financial statements of each of Sprott Physical Gold Trust and GTU for the year ended December 31, 2014; and (ii) the unaudited financial statements for each of Sprott Physical Gold Trust and GTU as at and for the three and nine months ended September 30, 2015.

      The unaudited pro forma financial statements for Sprott Physical Gold Trust give effect to Sprott Physical Gold Trust's proposed acquisition of substantially all of the assets and liabilities of GTU (other than the Administration Agreement) as if it had occurred as at September 30, 2015, for the purposes of the pro forma balance sheet information and as at January 1, 2014 for the purposes of the pro forma statements of earnings for the year ended December 31, 2014 and for the nine months ended September 30, 2015. In preparing the unaudited pro forma financial statements, the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma financial statements. The unaudited pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Offer and the Merger Transaction will differ from the pro forma information presented below. Pro forma adjustments have been made to account for significant accounting policy differences identified as of the date of this Offer and Circular. The review undertaken by the Offeror was to identify significant accounting policy differences where the impact was potentially material and could reasonably be estimated. Further accounting policy differences may be identified after the consummation of the proposed transactions. Any potential synergies that may be realized after consummation of the proposed transactions have been excluded from the unaudited pro forma financial statements.

 Summary of Historical Financial Information of Sprott Physical Gold Trust

Ratios and Supplemental Data	September 30, 2015		December 31, 2014		December 31, 2013
Total Net Asset Value(1)	U.S.$	1,333,980,387	U.S.$	1,547,158,302	U.S.$	1,895,055,540
Number of PHYS Units outstanding(1)		144,610,867		157,290,493		188,353,275
Management expense ratio(2)		0.48%		0.51%		0.45%
Trading expense ratio(3)		Nil		Nil		Nil
Portfolio turnover rate(4)		Nil		Nil		Nil
Net asset value per PHYS Unit	U.S.$	9.22	U.S.$	9.84	U.S.$	10.06
Closing market price — NYSE Arca	U.S.$	9.18	U.S.$	9.77	U.S.$	9.96
Closing market price — TSX	U.S.$	9.19	U.S.$	9.92	U.S.$	9.98

(1)
This information is provided as at the date shown, as applicable.

(2)
Management expense ratio is based on total expenses (including Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as annualized percentages of daily average net asset value during the period.

(3)
The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

(4)
Sprott Physical Gold Trust's portfolio turnover rate indicates how actively Sprott Physical Gold Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to Sprott Physical Gold Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher Sprott Physical Gold Trust's portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of Sprott Physical Gold Trust."

        In addition, Schedule "A" to the Original Offer and Circular is hereby deleted and replaced with the following:

(remainder of page intentionally left blank)

 SCHEDULE A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        The unaudited pro forma condensed consolidated financial information for Sprott Physical Gold Trust as at and for the nine months ended September 30, 2015 and for the year ended December 31, 2014.

(Remainder of page intentionally left blank)

Sprott Physical Gold Trust (under January 1, 2014 acquisition assumption)

Pro forma condensed statement of income (loss) (unaudited)
(in U.S. dollars, except unit numbers)

For the nine months ended September 30, 2015	CGT	PHYS	Pro forma adjustments		Pro forma combined
	$	$	$		$
Income
Net realized losses on redemptions/sales of bullion	—	(25,453,745)	—		(25,453,745)
Change in unrealized gains/losses on gold bullion	(60,145,612)	(59,895,059)	—		(120,040,671)
Interest	15,123	—	—		15,123

	(60,130,489)	(85,348,804)	—		(145,479,293)

Expenses
Management fees	1,249,645	4,069,990	1,015,410	Note A	6,335,045
Bullion storage fees	484,285	602,441	(150,354)	Note B	936,372
Operating expenses	337,702	589,716	—		927,418
Special meeting costs	2,229,917	—	—		2,229,917
Unsolicited takeover bid costs	3,095,471	—	—		3,095,471

	7,397,020	5,262,148	865,056		13,524,224

Net loss for the period	(67,527,509)	(90,610,952)	(865,056)		(159,003,517)

Weighted average number of units	19,299,000	150,888,640	85,785,531	Note C	236,674,171

Decrease in total equity from operations per Unit	(3.50)	(0.60)	—		(0.67)

Sprott Physical Gold Trust (under September 30, 2015 acquisition assumption)

Pro forma condensed statement of financial position (unaudited)
(in U.S. dollars)

As at September 30, 2015	CGT	PHYS	Pro forma adjustments	Pro forma combined
	$	$	$	$
Assets
Current assets
Cash and cash equivalents	4,189,527	1,241,612	—	5,431,139
Gold bullion	784,982,328	1,333,055,392	—	2,118,037,720
Other receivables and prepaid assets	133,446	343,800	—	477,246

Total assets	789,305,301	1,334,640,804	—	2,123,946,105

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,556,010	660,417	—	2,216,427

Total liabilities	1,556,010	660,417	—	2,216,427

Equity
Unitholders' equity	787,749,291	1,333,980,387	—	2,121,729,678

Total equity	787,749,291	1,333,980,387	—	2,121,729,678

Total liabilities and equity	789,305,301	1,334,640,804	—	2,123,946,105

Total equity per Unit	40.82	9.22	—	9.22

Sprott Physical Gold Trust (under January 1, 2014 acquisition assumption)

Pro forma condensed statement of income (loss) (unaudited)
(in U.S. dollars, except unit numbers)

For the year ended December 31, 2014	CGT	PHYS	Pro forma adjustments		Pro forma combined
	$	$	$		$
Income
Net realized losses on redemptions/sales of bullion	—	(49,648,816)	—		(49,648,816)
Change in unrealized gains/losses on gold bullion	(1,639,638)	25,540,515	—		23,900,877
Interest	35,212	—	—		35,212

	(1,604,426)	(24,108,301)	—		(25,712,727)

Expenses
Management fees	1,772,710	6,514,348	1,553,390	Note A	9,840,448
Operating expenses	499,931	1,416,826	—		1,916,757
Bullion storage fees	969,314	937,887	(520,986)	Note B	1,386,215

	3,241,955	8,869,061	1,032,404		13,143,420

Net loss for the year	(4,846,381)	(32,977,362)	(1,032,404)		(38,856,147)

Weighted average number of units	19,299,000	166,405,600	85,785,531	Note C	252,191,131

Decrease in total equity from operations per Unit	(0.25)	(0.20)	—		(0.15)

5.     Recent Developments

        At 4:00 p.m. (Toronto time) on December 7, 2015, the Offeror utilized the power of attorney described in the Notice of Variation dated November 4, 2015 and the Notice of Extension and Variation dated November 20, 2015 to execute and deliver a written resolution removing the then-current GTU Trustees (other than the Administrator Nominee, J.C. Stefan Spicer), being Brian E. Felske, Glenn C. Fox, Bruce D. Heagle, Ian M.T. McAvity, Michael A. Parente and Jason Schwandt, and replacing such individuals with the Sprott Nominees, being Marc Faber, James R. Fox, Sharon Ranson, John Wilson and Rosemary Zigrossi. Shortly thereafter, the Offeror, using a power of attorney granted by Depositing GTU Unitholders in section 12 of the Letter of Transmittal, requisitioned a meeting of GTU Unitholders to consider the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees).

        The reconstituted board of trustees of GTU has called the Requisitioned Meeting to consider the Special Resolutions (other than resolution (i) in respect of the compulsory acquisition threshold under the GTU Declaration of Trust and resolution (v) in respect of the removal and replacement of the GTU Trustees) to be held on January 15, 2016.The Offer has been extended to expire on January 15, 2016, the date of the Requisitioned Meeting, following the time of the Requisitioned Meeting.

        On December 8, 2015, Kevin Hibbert replaced Steven Rostowsky as Chief Financial Officer of Sprott Inc. As a result, Mr. Rostowsky is no longer an officer or director, as applicable, of SAM Gold Bid GP or SAM GP Inc. Mr. Hibbert is now a director of SAM GP Inc.

        On December 16, 2015, the Manager, the Offeror, Sprott Asset Management Silver Bid LP, Purpose Investments Inc. ("Purpose") and GTU entered into an agreement pursuant to which Purpose terminated its agreement with GTU and the Administrator in respect of the proposed conversion of GTU to an exchange traded fund. The Manager and Sprott Asset Management Silver Bid LP believe that one or more of the conditions to the offer for units of Silver Bullion Trust will not be satisfied on or prior to the currently scheduled expiry of such offer and, accordingly, have abandoned support for such offer and the Manager, the Offeror and Sprott Asset Management Silver Bid LP have agreed not to interfere with the completion of the proposed conversion of Silver Bullion Trust to an exchange-traded fund.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(lxxxvi)*	Press release dated December 17, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 17, 2015).
(a)(1)(lxxxvii)	Notice of Variation and Change, dated December 17, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)*	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)*	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)*	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)*	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)*	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)*	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)*

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)*

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)*

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015).

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)*	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)**	Notice of Extension and Variation, dated June 22, 2015.
(a)(1)(xix)*	Press release dated June 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 23, 2015).
(a)(1)(xx)*	Letter from the Manager to GTU Unitholders, dated June 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 24, 2015).

Index No.
(a)(1)(xxi)*	Email from the Manager to certain financial institutions, dated June 25, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 25, 2015).
(a)(1)(xxii)*	Press release dated June 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 29, 2015).
(a)(1)(xxiii)*	Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).
(a)(1)(xxiv)**	Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxv)**	Corrected Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxvi)*	Revised Soliciting Script, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxvii)*	Letter from the Manager to GTU Unitholders, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxviii)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxix)*	Clickthrough ads related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxx)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 28, 2015).
(a)(1)(xxxi)*	Press release dated August 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 3, 2015).
(a)(1)(xxxii)**	Notice of Extension and Variation, dated August 4, 2015.
(a)(1)(xxxiii)*	Press release dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 5, 2015).
(a)(1)(xxxiv)*	Letter from the Manager to GTU Unitholders, dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxv)*	Press release dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvi)*	Email to investor community, dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvii)*	Transcript of ReutersTV Interview related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxviii)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxix)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xl)**	Notice of Change, dated August 18, 2015.
(a)(1)(xli)*	Letter from the Manager to GTU Unitholders, dated August 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 19, 2015).
(a)(1)(xlii)*	Press release dated August 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 28, 2015).
(a)(1)(xliii)**	Notice of Change, dated August 28, 2015.

Index No.
(a)(1)(xliv)*	Letter from the Manager to GTU Unitholders, dated August 31, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 31, 2015).
(a)(1)(xlv)*	Press release dated September 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 1, 2015).
(a)(1)(xlvi)*	Press release dated September 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 3, 2015).
(a)(1)(xlvii)*	Press release dated September 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 4, 2015).
(a)(1)(xlviii)**	Notice of Variation, dated September 4, 2015.
(a)(1)(xlix)*	Letter from the Manager to GTU Unitholders, dated September 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 8, 2015).
(a)(1)(l)*	Press release dated September 9, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 9, 2015).
(a)(1)(li)*	Audio Transcript and related materials dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(lii)*	Letter from the Manager to GTU Unitholders, dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(liii)*	Roundtable Interview with Rick Rule and Eric Sprott (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 14, 2015).
(a)(1)(liv)*	Press release dated September 16, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 16, 2015).
(a)(1)(lv)**	Notice of Extension, dated September 18, 2015.
(a)(1)(lvi)*	Press release dated September 21, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 21, 2015).
(a)(1)(lvii)*	Letter from the Manager to GTU Unitholders, dated September 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 23, 2015).
(a)(1)(lviii)*	Press release dated September 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 28, 2015).
(a)(1)(lix)*	Audio Transcript and related materials dated October 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 2, 2015).
(a)(1)(lx)*	Press release dated October 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 6, 2015).
(a)(1)(lxi)*	Press release dated October 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 8, 2015).
(a)(1)(lxii)**	Notice of Extension and Variation, dated October 9, 2015.
(a)(1)(lxiii)*	Press release dated October 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 23, 2015).
(a)(1)(lxiv)*	Press release dated October 26, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 26, 2015).
(a)(1)(lxv)*	Press release dated October 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 29, 2015).

Index No.
(a)(1)(lxvi)*

The unaudited interim financial statements of the Trust for the three months and six months ended June 30, 2015 and management's report of fund performance for the three months and six months ended June 30, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's 6-K (Commission File No. 001-34638) filed with the Commission on August 12,  2015).

(a)(1)(lxvii)*	Press release dated November 2, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 2, 2015).
(a)(1)(lxviii)**	Notice of Extension, dated November 2, 2015.
(a)(1)(lxix)*	Press release dated November 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 4, 2015).
(a)(1)(lxx)**	Notice of Variation, dated November 4, 2015.
(a)(1)(lxxi)*	Letter from the Manager to GTU Unitholders, dated November 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 6, 2015).
(a)(1)(lxxii)*	Press release dated November 11, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 12, 2015).
(a)(1)(lxxiii)*	Press release dated November 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 19, 2015).
(a)(1)(lxxiv)*	Press release dated November 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 19, 2015).
(a)(1)(lxxv)*

The unaudited interim financial statements of the Trust for the three months and nine months ended September 30, 2015 and management's report of fund performance for the three months and nine months ended September 30, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's 6-K (Commission File No. 001-34638) filed with the Commission on November 12, 2015).

(a)(1)(lxxvi)*	Press release dated November 20, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 20, 2015).
(a)(1)(lxxvii)**	Notice of Extension and Change, dated November 20, 2015.
(a)(1)(lxxviii)*	Press release dated November 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 23, 2015).
(a)(1)(lxxix)*	Press release dated November 30, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 30, 2015).
(a)(1)(lxxx)*	Press release dated December 2, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 2, 2015).
(a)(1)(lxxxi)*	Press release dated December 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 4, 2015).
(a)(1)(lxxxii)*	Press release dated December 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 7, 2015).
(a)(1)(lxxxiii)*	Press release dated December 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 8, 2015).
(a)(1)(lxxxiv)*	Press release dated December 9, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 9, 2015).
(a)(1)(lxxxv)*	Press release dated December 16, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 16, 2015).
(a)(1)(lxxxvi)*	Press release dated December 17, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on December 17, 2015).
(a)(1)(lxxxvii)	Notice of Variation and Change, dated December 17, 2015.
(b)	Not applicable.
(d)(i)**	Form of Soliciting Dealer Group Agreement.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference.
**
Previously filed.

QuickLinks

Summary of Historical Financial Information of Sprott Physical Gold Trust
SCHEDULE A UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE